ASIA SPECIAL SITUATION ACQUISITION CORP.
ENTERS INTO MERGER AGREEMENT WITH CHINATEL GROUP, INC. AND REVISES STOCK PURCHASE AGREEMENT

IRVINE, CALIFORNIA and GEORGE TOWN, CAYMAN ISLANDS--(Business Wire - August 11, 2008) - Asia Special Situation Acquisition Corp. (“ASSAC” - AMEX: CIO) and ChinaTel Group, Inc. (“ChinaTel” - CHTL:OTCBB) jointly announced today that on August 6, 2008, ASSAC, ChinaTel, Trussnet USA, Inc. (“Trussnet”) and George Alvarez, the chief executive officer of ChinaTel and President of Trussnet, amended and restated the terms of the previously disclosed stock purchase agreement between ChinaTel and ASSAC to provide for, among other things, the ultimate merger of ChinaTel with a wholly-owned acquisition subsidiary of ASSAC. The terms of the merger provide for a fixed exchange rate of 0.225-for-1, or 0.225 share of ASSAC for each one share of ChinaTel. Prior to the merger, ASSAC will make an investment in ChinaTel. As a result of these transactions, ChinaTel will become a wholly-owned subsidiary of ASSAC, and ASSAC will be renamed ChinaTel Holding Corporation.

George Alvarez, Chairman of ChinaTel and Dr. Gary T. Hirst, President of ASSAC stated “We believe the transaction represents an improved business and legal structure that will enhance shareholder value. We believe that this transaction will make ASSAC eligible for listing on a NYSE Euronext Group Exchange consistent with other Chinese telecommunications providers.”

Under the amended stock purchase agreement, ASSAC will purchase for $105,000,000 a total of 46,666,667 shares of the issued and outstanding ChinaTel Class A common stock at a per share price of $2.25, and purchase for an additional $165,000,000 a total of 16,500,000 shares of ChinaTel’s voting Series A preferred stock (valued at $10.00 per share). The Series A Preferred Stock is convertible into ChinaTel’s  Class A common stock at the rate of 4.444 shares of ChinaTel Class A common stock for each share of Series A Preferred Stock converted, or a total of additional 73,333,333 shares of ChinaTel Class A common stock (also valued at $2.25 per share) if all shares of Series A preferred stock are converted.

At closing, ASSAC will purchase the 46,666,667 shares of ChinaTel Class A common stock by paying $105,000,000 in cash and will pay the $165,000,000 purchase price for the 16,500,000 shares of voting Series A preferred stock by issuing ASSAC’s non-interest bearing non-recourse $165.0 million note due March 31, 2009. To secure payment of its note, ASSAC will pledge to ChinaTel all of the 16,500,000 of the shares of Series A preferred stock being acquiring as sole collateral. Under the terms of the note and the amended stock purchase agreement, ASSAC is required to prepay the note from any net proceeds it receives from the sale of additional ASSAC securities or the exercise of the currently outstanding 11,500,000 publicly traded ASSAC warrants. Such ASSAC warrants will not become exercisable until the later to occur of the closing under the amended stock purchase agreement and January 16, 2009. If and to the extent that the note is paid down prior to maturity one share of ChinaTel Series A preferred stock will be released from the pledge for each $10.00 paid. To the extent not paid in full by the March 31, 2009 maturity date, ASSAC’s only liability will be forfeiture of those of the pledged shares not paid for.

In addition to the ChinaTel Class A common stock and Series A preferred stock, at closing of the share purchase ASSAC will receive, for no additional consideration, such number of shares of Class B common stock of ChinaTel, which when combined with the Class A common stock and the Series A preferred stock acquired by ASSAC, will assure that ASSAC will hold not less than 51% of the voting power of all of the outstanding capital stock of ChinaTel.

Closing of the transaction under the amended stock purchase agreement is subject to a number of conditions, including ASSAC or ChinaTel obtaining an additional $105.0 million of financing and the renewal of a license issued by a governmental agency in China to facilitate the construction and operation of the WiMAX installation described below.

In addition to the amended stock purchase agreement, on August 6, 2008 ASSAC entered into an agreement and plan of merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of ASSAC, George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition Corp. will be merged with and into ChinaTel, with ChinaTel as the surviving corporation of the merger. As a result of the merger, ChinaTel will become a wholly-owned subsidiary of ASSAC.

Under the terms of the merger:

(i) each outstanding share of ChinaTel Class A common stock that is not owned by ASSAC will be exchanged for the right to receive 0.225 of an ASSAC ordinary share,

(ii) each outstanding share of ChinaTel preferred stock that is not owned by ASSAC will be exchanged for the right to receive such number of ASSAC ordinary shares or fraction of an ASSAC ordinary share as shall be determined by (y) converting such share of ChinaTel preferred stock, at the conversion price then in effect, into the applicable number of shares of ChinaTel Class A common stock, and (z) multiplying such number of ChinaTel preferred stock conversion shares by 0.225, and

(iii) each $1.00 principal amount of outstanding ChinaTel convertible debenture will be exchanged for $1.00 principal amount of ASSAC debenture due March 31, 2009 and convertible into 0.2368421 of an ASSAC ordinary share.

The ChinaTel exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.

In addition, the ChinaTel principal shareholders will receive in the merger in exchange for their ChinaTel Class B common stock a total of 1,000,000 shares of ASSAC Series A voting preferred stock which will have no economic value, but until 2023, will vote as a single class with the ASSAC ordinary shares on the basis of 100 votes for each share of preferred stock. All ChinaTel shares owned by ASSAC prior to closing of the merger under the amended Stock purchase agreement will be cancelled and all ASSAC shareholders and warrant holders will continue to own their existing ASSAC ordinary shares and warrants which will not be exchanged in the merger. The value of the merger consideration that may be received by ChinaTel stockholders in exchange for their ChinaTel shares and debentures will fluctuate with the market price of ASSAC ordinary shares.

The consummation of the transactions with ChinaTel under the amended stock purchase agreement and the Merger Agreement are subject to a number of conditions, including:

(i) either ASSAC or ChinaTel obtaining additional debt or equity financing (in addition to the $115.0 million in the ASSAC trust account) of not less than $105.0 million, all upon such terms and conditions as the parties shall mutually agree;

(ii) legal confirmation of a renewed WiMAX license on satisfactory terms and conditions

(iii) ASSAC obtaining the requisite shareholder approval for the transactions; and

(iv) the absence of redemptions by ASSAC shareholders in amounts requiring payments from ASSAC's trust account that would make the ChinaTel transactions impossible or not feasible.

ASSAC will be mailing to its shareholders a proxy statement describing in detail the above transactions and the proposed business to be acquired. In addition, additional information about the amended stock purchase agreement and Merger Agreement, and the transactions contemplated therein, is available on ASSAC’s Form 6-K and ChinaTel’s Form 8-K furnished to the Securities and Exchange Commission on August 11, 2008. The controlling stockholders of ChinaTel have executed a written consent providing the requisite stockholder approval for the merger

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp. is a Business Combination Company™, or BCC™, formed for the purpose of acquiring all or a majority interest in one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, that are either located in Asia, provide products or services to consumers located in Asia, or invest in Asia. ASSAC completed its initial public offering of 11.5 million units at $10.00 per unit on January 23, 2008, and received gross proceeds of $115.0 million. Each unit was comprised of one share of common stock and one warrant exercisable at $7.50 per share. The net proceeds of its public offering (approximately $115,100,000 million as of July 31, 2008) are maintained in trust, which will be released to ASSAC upon the consummation of a business combination approved by its shareholders.

About ChinaTel Group, Inc.

ChinaTel owns Trussnet, a recently formed company that will provide telecommunications infrastructure engineering and construction services in mainland China. Trussnet and its direct and indirect subsidiaries have entered into a series of agreements to build and deploy a 3.5GHz wireless broadband system in up to 29 cities across the People’s Republic of China with and for CECT-Chinacomm Communications Co., Ltd., a PRC company that holds a license to build such WiMAX system. For more information visit www.chinatelgroup.com.

In connection with the proposed merger, ASSAC and ChinaTel will file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement that will contain a joint prospectus and information statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain those documents free of charge at the SEC’s website at www.sec.gov. Such documents are not currently available. Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials when they become available, including a report on Form 6K that ASSAC has filed with the SEC, and the current report on Form 8-K that ChinaTel has filed with the SEC (in each case attaching the merger-related agreements) because they will contain important information about the transaction.

Notice Regarding Forward Looking Statements.

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the company, the ability of the company to satisfy the conditions to completion of the business combination and those other risks and uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For Further Information please contact:

On behalf of ChinaTel Group, Inc. On behalf of Asia Special Situation Acquisition Corp.

Tammy Perry	Crocker Coulson, President
Westmoore Investor Relations	CCG Investor Relations, Inc.
Tel: 714.998.4425 x110	Tel: 646-213-1915
Email: info@westmooreinc.com	Email: crocker.coulson@ccgir.com
Brad Long	Ed Job, CFA
Boundary Point Investor Relations, Inc.	CCG Investor Relations, Inc.
Tel: 888.820.1982	Tel: 646-213-1914
Email: investors@chinatelgroup.com	Email: ed.job@ccgir.com